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Allen Morgan

Vice-Chairman at Idealab NY, Inc.

San Francisco Bay Area

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Idealab NY, Inc.

🅳 Dartmouth College

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👥 500+ connections

After 17 years as a General Partner/Managing Director/Venture Partner/Venture Advisor at Mayfield Fund, and 20 years as a startup lawyer, I'm now fully-engaged: (1) as an active venture "Sherpa" and early-stage angel investor, (2) as a Board Member, and Managing Director, New Ventures Group, at Idealab in Pasadena, CA, (3) as the Co-Lead Instructor in two courses on Entrepreneurial Finance at the Said Graduate School of Business at the University of Oxford, and (4) Vice-Chairman of the Trillions family of companies.

My principal investment focus is on start-ups in the areas of eCommerce, consumer internet services (both consumer-facing and infrastructure), interactive entertainment, online advertising, enterprise software, big data analytics, internet of things and new media.

At Idealab, I am on the Board of Directors, as well as several Idealab portfolio companies. I also "Sherpa" a number of Idealab portfolio companies.

As Vice-Chairman of the Trillions family of companies, I work closely with the Trillions portfolio of startups across all areas of strategic business/finance advice.

Before joining Mayfield in 1999, I was a corporate law partner at two Silicon Valley law firms, Latham & Watkins and Wilson Sonsini Goodrich & Rosati.

As for schooling, I have an undergraduate A.B. degree (summa cum laude and Phi Beta Kappa) from Dartmouth College, a second B.A. and M.A. from the University of Oxford (Christ Church) and a J.D. from the University of Virginia.

Specialties: Active, deep engagement as a "Sherpa" in my portfolio of early-stage startups.

See my blog: www.allensblog.typepad.com

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3,187 followers



Why Do We Give Speeches??!!

 **Allen Morgan**
Published on LinkedIn

Now that we're neck-deep in the US Presidential campaign, one can't help see the two nominees giving political speeches every time one glances at a TV -- at home, walking through an airport, in a restaurant or bar, etc. The other day, it

...Iaca of a spaceh, as the reading of a text has always been sad, bc ...see more

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Experience

Vice-Chairman
Idealab NY, Inc.
Jan 2019 – Present · 5 mos
Rhinebeck, NY

Idealab NY is partnering with Idealab and Idealab Studio to extend the creation and incubation of new ideas into the Hudson Valley corridor, from NYC to Albany. The companies we start, like those of Idealab and Idealab Studio, have a social innovation component, while, in our case, targeting the areas of food, manufacturing, media, and technology. Very excited to be further partnering with Bill Gross and Idealab, where I've been a Board Member for 10 years.

T **The Trillions Company**
3 yrs 5 mos

○ **Vice Chairman**
Jan 2016 – Present · 3 yrs 5 mos
Rhinebeck, NY

The Trillions family of companies provides a broad range of strategic advisory and fundraising services to a growing portfolio of startups in the Media, Manufacturing, and Food area, all with a social impact focus. In connection with this role, I am, together with my colleague, Jonathan Cohen, a featured speaker three times per year at Tony Robbins's Business Mastery... See more

○ **Member Board of Directors**
Jan 2016 – Present · 3 yrs 5 mos
Greater New York City Area

Associate Fellow
University of Oxford -- Said Graduate School of Business
Jul 2011 – Present · 7 yrs 11 mos

Each year, I teach a course in Entrepreneurial Finance (i.e., the Venture Capital process) to MBA & Executive MBA students at the Said Business School (the University of Oxford's Graduate Business School). My co-teacher is Tim Jenkinson, Chair of the Finance Department at Said. We teach the course, normally taught over an entire academic term, in one week, s... See more

Startup Sherpa
Venture Sherpa/Active Angel Investor
Jan 2008 – Present · 11 yrs 5 mos

In my "Sherpa" practice, I work very closely with a limited number of early-stage companies. I don't take any cash compensation, relying entirely for my upside on my equity stake in my companies. In return, I am on call 24/7: I help with fundraising, business development and strategic relationships with big media/advertising companies and with general, ever... See more

Member, Board of Directors & Managing Director, New Ventures Group
Idealab
Oct 2010 – Present · 8 yrs 8 mos

At Idealab, I work on a number of things, ranging from various projects as a member of the Board of Directors, to managing the New Ventures Group, which is an "incubator within an incubator" that we started in October 2010. Historically, most Idealab-incubated companies have been the "brainchildren" of Bill Gross, the founder and CEO of Idealab. While ... See more

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Dartmouth College

A.B., Government

1972 – 1976

Activities and Societies: Summa Cum Laude, Phi Beta Kappa, Varsity Swimming Team, Reporter, Daily Dartmouth

Varsity Swim Team; Reporter Daily Dartmouth



University of Oxford

B.A & M.A., Politics, Philosophy & Economics

1976 – 1978

Activities and Societies: Vincent's Club, Loder's Club, Christ Church Boat Club

Vincent's Club; Christ Church Boat Club; Loder's Club



University of Virginia Law School

J.D., Law

1978 – 1981

Skills & Endorsements

Venture Capital · 99+

 Endorsed by **David Hartford and 32 others who are highly skilled at this**

Start-ups · 99+

 Endorsed by **Reid Hoffman and 80 others who are highly skilled at this**

 Endorsed by **8 of Allen's colleagues at Idealab**

Entrepreneurship · 82

 Endorsed by **Reid Hoffman and 37 others who are highly skilled at this**

 Endorsed by **4 of Allen's colleagues at Idealab**

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Recommendations

Received (5)   Given (5)



Steve Semelsberger
CEO at Testlio
June 11, 2012, Steve worked with Allen but at different companies

Allen served on the board of directors for Pluck (acquired by DMD) while I ran sales & business development. A consummate maven, Allen made a big impact on our work with Pluck. Through strategic guidance, shared perspectives, new introductions, executive connections, learning facilitation and more,... **See more**



Mark Randall
Chief Strategist, VP of Creativity at Adobe
April 10, 2008, Mark worked with Allen but at different companies

I worked with Allen at two of my companies. First as a lawyer at Play and then as a venture capitalist at Serious Magic. Allen was extraordinarily valuable in both roles. He is one of the few venture capitalists that I recommend to other entrepreneurs without reservation. As a board member he worked with com... **See more**

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4 Publications

Fab.com -- The Said Business School case (Forthcoming) • Guidebook -- The Said Business School
Case • "Keeping Pace with Technology" • Allen's Blog -- www.allensblog.typepad.com

1 Language

Swedish

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